February 6, 2025

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549
Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Draft Registration Statement on Form F-1 Submitted December 20, 2024
CIK No. 0002049184

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses (such letter with the Company’s responses, the “Response Letter”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 16, 2025 with respect to the Company’s Draft Registration Statement on Form F-1 as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form F-1 (“Amendment No. 1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please revise the cover page to disclose that you are a “controlled company” under Nasdaq listing standards. In this discussion, please disclose that Ever Topmax Limited, an entity wholly-owned by Mr. Lee, your founder and Chairman, is the controlling shareholder and disclose the controlling shareholder’s total voting power. Additionally, please include and cross-reference to risk factor disclosure and a longer discussion of the exemptions available to you as a “controlled company.”

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure on the cover page of Amendment No. 1.

2. We note that you have a dual class structure. Where you describe the rights of your Class A and Class B ordinary shares on the cover page, please revise to identify this structure as a dual class structure. Additionally, please revise to disclose the total voting power controlled by Class B ordinary shares and include a cross-reference to risk factors discussing material risks related to this dual class structure.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure on the cover page of Amendment No. 1.

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About this Prospectus, page 3

3. You state that “[i]nvestors should not place undue reliance on the facts, statistics and data contained in this prospectus …[you] do not guarantee the accuracy and completeness of such information. .. a variety of factors.. could cause results to differ materially from those expressed in the estimates made by the independent parties and by [you].” This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

In response to the Commission’s comment, the Company has removed this statement in the “About this Prospectus” section.

Definitions, page 5

4. We note your disclosure that you exclude Hong Kong and Macau from your definition of the “PRC” or “China”. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Commission’s comment, the Company has removed Taiwan and Macau from the definition of “PRC” and “China.”

The Company also respectfully advises that the Mainland legal system of the PRC is largely a civil law system, while Hong Kong uses a common law system. In the summary section and page 30 of the prospectus, the Company has disclosed that “Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”)…one country, two systems”. The Company notes that it has described the risk that the Hong Kong legal system is subject to uncertainties in the interpretation and enforcement of PRC laws and regulations on page 31 of the prospectus (“Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 … These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.”)

Prospectus Summary

Transfer of cash to and from our subsidiaries, page 15

5. Please revise this section to quantify any dividends or distributions made to investors. In this regard, we note your disclosure on the cover page about BoxAO’s dividend on September 30, 2022.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Transfer of cash to and from our subsidiaries” subsection.

Risk Factors, page 19

6. We note that Mr. Lee appears to have management, advisory or directorship positions with other companies and may allocate his time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company . To the extent material, please also identify and describe any potential conflicts of interest  that exist, or may exist, as a result of your executive officers’ outside business relationships.

In response to the Commission’s comment, the Company respectfully advises that none of the Company’s executive officers serve in their positions on a part-time basis, and that there are no material potential conflicts of interest that exist or may exist as a result of these executive officers’ outside business relationships. Additionally, the Company advises that while Mr. Lee holds positions with other companies and may allocate his time to other businesses, the Company does not believe that there are currently material risks associated with Mr. Lee’s allocation of time to these businesses. Therefore, the Company does not believe there are additional risk factors to disclose pursuant to this comment from the Commission.

We are exposed to risks related to concentration of earnings..., page 22

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7. We note your disclosure here that “For the year ended June 30, 2023, two customers accounted for 60.1% and 25.7% of the Company’s total revenue, respectively. For the year ended June 30, 2024, four customers accounted for 28.6%, 28.5%, 22.5% and 12.6% of the Company’s total revenue, respectively.” Please clarify whether your fiscal year ends on June 30 or March 31 as noted elsewhere in the prospectus. In this regard, we note that on page F-14 you report the same numbers but for the period ended March 31.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the aforementioned risk factor.

Use of proceeds, page 42

8. You state that approximately 25% of net proceeds will be used for acquisitions. Please revise to clarify whether you have any current plans, commitments or understandings to acquire complementary businesses, assets and technologies. Refer to Item 3.C of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Use of Proceeds” section.

Dilution, page 45

9. We note that you disclose the historical US$ net tangible book value per Class A Ordinary Share as of March 31, 2024. However, we also note that your Capitalization table and financial statements are presented in HK$. Please consider revising to also quantify the historical net tangible book value per share in HK$ and to provide a convenience translation in US$ for the Capitalization table. Also, please ensure that the dilution reconciliation table is on a per share basis. In this regard, it appears that the disclosed historical net tangible book value per Class A Ordinary Share of 173,140 is not actually on a per share basis.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Dilution” section. The Company has also ensured that the dilution reconciliation table now indicates it is on a per share basis.

Liquidity and Capital Resources, page 49

10. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not be sufficient, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Liquidity and Capital Resources” section.

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Business

Customers and Suppliers, page 63

11. We note that four customers accounted for 28.6%, 28.5%, 22.5% and 12.6% of your total revenue for the most recently completed fiscal year included in this filing. Please revise your Business or MD&A section to identify these customers and disclose the material terms of your material agreements with each of these customers, including the term, termination provisions and any minimum purchase requirements. Additionally, please file these material agreements. See Item 601(b)(10) of Regulation S-K.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Business” section. The Company has filed the material agreements in Amendment No. 1 as Exhibits 10.7 and 10.15.

12. In order to provide more context to your discussion of customer concentration, please revise your Business or MD&A section to disclose your total number of customers as of the end of each fiscal period included in your filing.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Business” section, which now includes its total number of customers as of the end of each fiscal period included in Amendment No 1.

13.We note that three vendors accounted for 32.0%, 25.9% and 16.8% of your total purchases for the most recently completed fiscal year included in this filing. Please revise your Business or MD&A section to identify these vendors and disclose the material terms of your material agreements with each of these vendors, including the term, termination provisions and any minimum purchase requirements. Additionally, please file these material agreements. See Item 601(b)(10) of Regulation S-K. Lastly, please consider including a risk factor discussing material risks arising from this concentration of vendors.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Business” section. The Company has filed the material agreements in Amendment No. 1 as Exhibits 10.16 and 10.17.

Enforceability of civil liabilities, page 99

14. We note your disclosure here that “the auditors of [y]our Company reside outside the United States”, which appears to contradict your statement on page 11 that “TAAD is headquartered in the United States.” Please revise to address the discrepancy or advise.

In response to the Commission’s comment, the Company has removed the inconsistent disclosure that TAAD LLP resides outside the United States from the “Enforceability of Civil Liabilities” section.

Financial Statements for Fiscal Years Ended March 31, 2024 and 2023

Note 1. Nature of business and reorganization, page F-7

15. We note your disclosure regarding the expected reorganization transaction. Please revise to disclose who owns Boxasone Limited (“BoxAO”) prior to the reorganization transaction. In this regard, we note on page 51 you disclose that Ever Topmax will transfer all issued shares of Forever Brand to the company as part of the reorganization transaction, but do not disclose the individual/entity that will transfer the entire share capital of BoxAO to Forever Brand.

In response to the Commission’s comment, the Company respectfully advises that BoxAO was held by Forever Brand since 2018 (Forever Brand was held by Ever Topmax, which in turn was wholly-owned by Mr. Andrew Lee) and as such, there was no transfer of BoxAO to Forever Brand. The Company also respectfully refers the Staff to the revised disclosure in on page 16 and 17 of the “Summary” section, the “History and Corporate Structure” section and Note 1 of the financial statements.

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Note 3. Summary of significant accounting policies

Revenue recognition, page F-9

16. Regarding system development revenues, you disclose that customers are only obligated to pay to the company when the hardware and software passed the acceptance tests and that the revenues are recognized at a point in time when the project completed the acceptance test and ownership is transferred to the customer. Please revise to reconcile this to your disclosure on page F-12 that billings are typically based on (i) progress toward completion approved by customers, (ii) achievement of milestones or (iii) pre-agreed schedules, clarifying whether you have an enforceable right to payment for performance completed to date for such progress or achievement of milestones. We also note your risk factor disclosure on page 20 that if the project does not pass the acceptance tests you may not be able to receive your “final payment,” which suggests you may have a right to receive payments from interim billings based on progress or milestones. Please tell us how you considered the guidance in paragraphs 31 - 38 and B83 - B86 of IFRS 15 in determining the timing of revenue recognition for system development revenues and the typical time period for system development projects.

In response to the Commission’s comment, the Company respectfully advises that the Company typically provides system development for use in hardware products. The design and specifications needed for each hardware product differs substantially on the basis of each customer’s needs. The customers are typically required to pay a down payment and only obligated to pay the remaining to the Company when the entire hardware and software passed the acceptance tests and completed. The time period needed for system development projects varies in different projects, typically within 1-2 months.

Based on IFRS 15 paragraph 35, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; (b) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

To identify whether a customer simultaneously received and consumers the benefits from the entity’s performance as the entity performs, IFRS 15 B3-B4 notes that an entity’s customer receive benefit as the entity performs if another entity would not need to substantially re-perform the work that the entity has completed to date if that other entity were to fulfil the remaining performance obligation to the customer. In making this assessment, an entity should disregard any potential contractual restrictions or practical limitations that otherwise would prevent the entity from transferring the remaining performance obligation to another entity.

The Company designs and builds the system to use in the hardware based on customers’ specifications and needs. As the process involves programming and coding to be compatible in each hardware, it would be difficult for customer to change to another vendor without incurring significant additional cost to reperform the work completed. Therefore, the Company does not meet this criterion.

To identify whether the entity’s performance does not create an asset with an alternative use, IFRS 15 paragraph 36 notes an asset created by an entity’s performance does not have an alternative use to an entity if the entity is either restricted contractually from readily directing the asset for another use during the creation or enhancement of that asset or limited practically from readily directing the asset in its completed state for another use.

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As stated previously, the design and specification needed for each hardware products differs substantially on the basis of each customer’s needs and specifications. Although the contract does not preclude the Company from directing the completed hardware products to another customers, the Company would incur significant costs to rework the design and function of the hardware products. In other words, it restricts the Company’s practical ability to readily direct the products to another customer. Therefore, the system development of the hardware products does not have an alternative use to the Company.

Also, IFRS 15 paragraph B83 states that the customer acceptance clauses included in some contract are intended to ensure the customer’s satisfaction with the goods or series promised in the contract.

The contracts of the Company typically contain user acceptance tests, that the customers can perform the testing. Control of the product is not transferred to the customer until the customer accepts the product by passing the acceptance test. Therefore, the revenue for system and related hardware design and development are generally recognized at the point in time that the hardware product and its related software completed the acceptance test and ownership is transferred to the customer.

The Company have revised the disclosure on page F-10 to clarify its revenue recognition policy and page F-12 for definition of contract assets.

Contract assets and contract liabilities, page F-12

17. We note your disclosure that the increase in contract assets is due to a change in the measure of progress. Please explain what the change in the measure of progress was and why this resulted in a significant increase in contract assets.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Contract assets” subsection within its financial statements.

Concentration of Risks, page F-14

18. You disclose that for the year ended March 31, 2024, four customers accounted for 28.6%, 28.5%, 22.5% and 12.6%, respectively, of the total revenues, and for the year ended March 31, 2023 two customers accounted for 60.1% and 25.7%, respectively, of total accounts receivable. Please revise to distinguish your major customers each fiscal year by, for example, identifying them as customer A, customer B, customer C, etc., so as to clarify any changes in your major customers during the periods presented. In addition, clarify if true that the disclosures regarding the two customers for the year ended March 31, 2023 relates to revenues. In this regard, we note you also disclose one significant customer for March 31, 2023 receivables. Finally, revise to clarify whether the single significant customer in relation to receivables is the same customer for each period presented. Refer to paragraph 34 of IFRS 8.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Concentration of Risks” subsection within its financial statements.

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General

19. You disclose that you are a smaller reporting company. Please note that a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to Instruction 2 to Item 10(f) of Regulation S-K and SEC Release No. 34-88365.

In response to the Commission’s comment, the Company has removed the previous reference to reduced requirements available to smaller reporting companies.

20. We note that the resale prospectus included as a part of this registration statement currently contains many blanks. Please be advised that we may have comments on this resale prospectus when these blanks are filled in.

The Company respectfully acknowledges the Commission’s comment that there is a possibility the Staff may have additional comments after the resale prospectus’ blanks are completed.

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Commission’s comment, the Company respectfully advises that as of the date of this Response Letter, it has not made any written communications, as defined in Rule 405 of the Securities Act, nor has anyone authorized on the Company’s behalf, made such communications to potential investors in reliance on Section 5(d) of the Securities Act.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

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